Exhibit 8.1
List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
China Netcom Group Corporation (Hong Kong) Limited	Hong Kong	100%
China Unicom (Hong Kong) Operations Limited	Hong Kong	100%
China Unicom (Americas) Operations Limited	United States	100%
China Unicom (Singapore) Operations Pte. Ltd.	Singapore	100%
China Unicom (Europe) Operations Limited	United Kingdom	100%
China Unicom (Japan) Operations Corporation	Japan	100%
Billion Express Investments Limited	British Virgin Islands	100%